UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 13, 2023

FINANCIAL STRATEGIES ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41133	85-1792560
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2626 Cole Avenue, Suite 300

Dallas, Texas

75204

(Address of principal executive offices)

Registrant’s telephone number, including area code: (972) 560-4815

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	FXCO	The Nasdaq Stock Market LLC
Warrants to acquire one share of Class A Common, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	FXCOW	The Nasdaq Stock Market LLC
Rights to acquire one-tenth of one share of Class A Common Stock	FXCOR	The Nasdaq Stock Market LLC

☒ Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On February 13, 2023, Financial Strategies Acquisition Corp., a Delaware corporation (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”) by and among the Company, FXCO Merger Sub I, Inc., a Delaware corporation (“Merger Sub”), and Austin Biosciences Corp., a Delaware corporation (“Austin”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Austin, with Austin surviving as a wholly-owned subsidiary of the Company (the “Business Combination”). Upon the closing of the Business Combination (the “Closing”), it is anticipated that the Company will change its name to “Austin Technologies Corporation.” The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Company and Austin.

Consideration and Structure

Under the Business Combination Agreement, the Company will acquire all of the outstanding capital stock of Austin in exchange for 12,500,000 shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), subject to a fairness opinion and an adjustment in the number of shares equal to the valuation assessed in such opinion.

Pursuant to the Business Combination Agreement, at or prior to the effective time of the Business Combination, each and every Austin option and warrant that is outstanding immediately prior to the effective date of the Business Combination shall be assumed by the Company and continue in full force and effect on the same terms and conditions as are currently applicable to such options and warrants, subject to adjustments to exercise price and number of shares of Class A Common Stock issued upon exercise. As of the date of this filing, no such options and warrants are outstanding.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with respect to the conduct of Austin, the Company and their respective subsidiaries during the period between execution of the Business Combination Agreement and Closing. The representations, warranties, agreements and covenants of the parties set forth in the Business Combination Agreement will terminate at Closing, except for those covenants and agreements that, by their terms, contemplate performance after Closing. Each of the parties to the Business Combination Agreement has agreed to use its reasonable best efforts to take or cause to be taken all actions and things necessary to consummate and expeditiously implement the Business Combination.

Conditions to Closing

Under the Business Combination Agreement, the obligations of the parties to consummate the Business Combination are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, without limitation: (i) the approval and adoption of the Business Combination Agreement and transactions contemplated thereby by requisite vote of the Company’s stockholders (the “Company Stockholder Approval”) and Austin’s stockholders (the “Austin Stockholder Approval”); (ii) the execution of the Investor Rights Agreement (as defined below) by the parties thereto; (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) the absence of a Company Material Adverse Effect or FXCO Material Adverse Effect (each, as defined in the Business Combination Agreement) since the date of the Business Combination Agreement that is continuing; (v) after giving effect to the transactions contemplated by the Business Combination Agreement, the Company has net tangible assets of at least $5,000,001 upon consummation of the Business Combination; (vi) the Company’s initial listing application with The Nasdaq Stock Market (“Nasdaq”), Nasdaq Capital Market, in connection with the Business Combination has been approved and, immediately following the effective time of the Business Combination, the Company has satisfied any applicable initial and continuing listing requirements of Nasdaq, and the Company has not received any notice of non-compliance therewith that has not been cured or would not be cured, and the shares of the Company’s Class A Common Stock have been approved for listing on Nasdaq; (vii) the S-4 Registration Statement (as defined below) has become effective, no stop order has been issued by the Securities and Exchange Commission (the “SEC”) and remains in effect with respect to the S-4 Registration Statement, and no proceeding seeking such a stop order has been threatened or initiated by the SEC and remains pending.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, without limitation, (a) by mutual written consent of the Company and Austin, (b) by written notice by Austin or the Company if any of the conditions to the Closing set forth in Article VII have not been satisfied or waived by December 31, 2024 (the “Outside Date”) (provided, that, if Company seeks and obtains an Extension, Company shall have the right, with the prior written consent of Austin, to extend the Outside Date for an additional period equal to the shortest of (i) three (3) additional months, (ii) the period ending on the last date for the Company to consummate its Business Combination pursuant to such Extension and (iii) such period as mutually agreed by the Parties); provided, that the right to terminate the Business Combination Agreement under this Section 8.1(b) shall not be available to a Party if the breach or violation by such Party or its Affiliates of any representation, warranty, covenant or obligation under the Business Combination Agreement was the proximate cause of, or proximately resulted in, the failure of the Closing to occur on or before the Outside Date; (c) by written notice by either Austin or the Company if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate the Business Combination Agreement pursuant to this Section 8.1(c) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of the Business Combination Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority; (d) by written notice by the Austin to Company, if (i) there has been a breach by Company or Merger-Sub of any of their representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of Company shall have become untrue or materially inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.2(a) or Section 7.2(b) to be satisfied (treating the Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured before the earlier of (A) end of the twentieth day after written notice of such breach or inaccuracy is provided to Company by Austin or (B) the Outside Date; provided, that Austin shall not have the right to terminate the Business Combination Agreement pursuant to this Section 8.1(d) if at such time Austin is in uncured breach of the Business Combination Agreement which would result in a failure of any condition set forth in Section 7.3(a) or Section 7.3(b) from being satisfied; (e) by written notice by Company to Austin, if (i) there has been a breach by Austin of any of its respective representations, warranties, covenants or agreements contained in the Business Combination Agreement, or if any representation or warranty of such Parties shall have become untrue or inaccurate, in any case, which would result in a failure of a condition set forth in Section 7.3(a) or Section 7.3(b) to be satisfied (treating the Closing Date for such purposes as the date of the Business Combination Agreement or, if later, the date of such breach), and (ii) the breach or inaccuracy is incapable of being cured or is not cured before the earlier of (A) end of the twentieth (20th) day after written notice of such breach or inaccuracy is provided to Austin by the Company or (B) the Outside Date; provided, that the Company shall not have the right to terminate the Business Combination Agreement pursuant to this Section 8.1(e) if at such time the Company or Merger Sub is in uncured breach of the Agreement which would result in a failure of any condition set forth in Section 7.2(a) or Section 7.2(b) from being satisfied; (f) by written notice by either Austin or the Company to the other if the Stockholder Meeting is held (including any adjournment or postponement thereof) and has concluded, Company’s stockholders have duly voted, and the Required Company Stockholder Approval was not obtained; or (g) by written notice by the Company to Austin, if there shall have been a Material Adverse Effect on Austin following the date of the Business Combination Agreement which is uncured and continuing.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement other than customary confidentiality obligations, except in the case of Willful Breach or Fraud (each, as defined in the Business Combination Agreement).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement and the Business Combination does not purport to be complete and is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement is being filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors, security holders and reports and documents filed with the SEC. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of the Company’s Class A Common Stock in connection with the transactions contemplated by the Business Combination Agreement is incorporated by reference herein.

Item 7.01	Regulation FD Disclosure.

On February 13, 2023, the Company issued a press release announcing that on February 13, 2023, it executed the Business Combination Agreement. A copy of the press release is furnished hereto as Exhibit 99.l.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Merger and Where to Find It

A full description of the terms of the Business Combination will be provided in the S-4 Registration Statement to be filed with the SEC by the Company, which will include a prospectus with respect to the Company’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the stockholder meeting of the Company to vote on the Business Combination. The Company urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about the Company, Austin and the Business Combination. After the S-4 Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination. Once available, stockholders will also be able to obtain a copy of the S-4 Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Financial Strategies Acquisition Corp., 2626 Cole Avenue Suite 300, Dallas, Texas 75204. The preliminary and definitive proxy statement/prospectus to be included in the S-4 Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

The Company and Austin and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed Business Combination described in this Current Report on Form 8-K under the rules of the SEC. Information about the directors and executive officers of the Company is set forth in the Company’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act on July 27, 2021, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Financial Strategies Acquisition Corp., 2626 Cole Avenue Suite 300, Dallas, Texas 75204. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Company’s stockholders in connection with the proposed Business Combination will be set forth in the registration statement containing the proxy statement/prospectus for the proposed Business Combination when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This Current Report contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Current Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this Current Report include, but are not limited to, statements regarding the proposed Business Combination, including the timing and structure of the Business Combination, the proceeds of the Business Combination, the initial market capitalization of the combined company following the Closing and the benefits of the Business Combination. We cannot assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from the Company’s stockholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Business Combination, the outcome of any legal proceedings that may be instituted against the Company or Austin following announcement of the proposed Business Combination and related transactions, the impact of current macroeconomic and geopolitical events, including changing conditions from the hostilities in Ukraine, increasing rates of inflation, rising interest rates and/or the ability of the parties to complete the Business Combination, the ability to obtain or maintain the listing of the Company’s Class A Common Stock on Nasdaq following the proposed Business Combination, costs related to the proposed Business Combination, changes in applicable laws or regulations, the possibility that the Company or Austin may be adversely affected by other economic, business, and/or competitive factors. and other risks and uncertainties, including those to be included under the header “Risk Factors” in the S-4 Registration Statement to be filed by the Company with the SEC and those included under the header “Risk Factors” in the final prospectus of the Company related to its initial public offering. Most of these factors are outside the Company’s and Austin’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report represent our views as of the date of this Current Report. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1†	Business Combination Agreement, dated as of February 13, 2023, by and among Financial Strategies Acquisition Corp. and Austin Biosciences Corp.

99.1	Press Release, dated February 13, 2023

99.2	Form of Lock-Up Agreement

99.3	Registration Rights Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Financial Strategies Acquisition Corp.

By:	/s/ Timo Vainionpää
Name:	Timo Vainionpää
Title:	Chairman

Dated: February 17, 2023